Exhibit 99

	For Release:	February 20, 2024

NEWS	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

ALLETE, Inc. reports 2023 earnings of $4.30 per share;
clean energy transition drives $4.3 billion capital investment plan over the next five years

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2023 earnings of $4.30 per share on net income of $247.1 million and operating revenue of $1.9 billion. Reported results from 2022 were $3.38 per share on net income of $189.3 million and operating revenue of $1.6 billion.

“We are very pleased with our solid financial results in 2023 and our team’s execution of strategic initiatives that will drive strong earnings growth and investment in clean energy for years to come,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “ALLETE’s Sustainability in Action strategy is gaining momentum, with important regulatory decisions in 2024, that will further support Minnesota Power’s EnergyForward clean energy transformation.”

Owen continued, “Our updated five-year capital expenditure plan of $4.3 billion reflects the tremendous growth opportunities at Minnesota Power. We’ve added approximately $1 billion to our previous plan, reflecting the significant investments in regulated renewable and transmission projects necessary to advance a clean-energy future and meet state carbon-free energy goals. By building on our successful strategic initiatives of 2023 and 2024 and refining our capex plan, we project that ALLETE will achieve our annual growth objective of 5 percent to 7 percent commencing in 2025, through our forecast period of 2028 and beyond. We are confident in our strong growth outlook supported by our robust pipeline of clean energy and transmission opportunities, a constructive regulatory environment, and our highly skilled employees.”

“Our consolidated 2023 earnings were in line with our revised and higher earnings guidance for the year, including negative weather impacts of approximately 5 cents per share in the fourth quarter,” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “Our regulated businesses performed within our guidance range; ALLETE Clean Energy’s strong financial results were positively impacted by the arbitration award and improved our liquidity position, however, did include negative effects from historically low wind and weather conditions along with an outage at a nearby substation impacting one of its facilities. We expect this outage to negatively impact earnings into the first quarter of 2024. New Energy performed slightly above our expectations, and we project strong growth momentum continuing in 2024.”

Earnings in 2023 reflect a net positive impact of a $40.5 million, or 71 cents per share, after-tax gain recognized from a favorable arbitration award involving a subsidiary of ALLETE Clean Energy. This positive result was partially offset by the negative impacts of weather conditions throughout 2023. Earnings per share dilution in 2023 was 11 cents due to additional shares of common stock outstanding in 2023.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co., recorded net income of $147.2 million, compared to $149.9 million in 2022. Net income at Minnesota Power was slightly lower than 2022 primarily due to higher operating and maintenance, depreciation and interest expenses, and lower kilowatt hour sales to residential and commercial customers due to less favorable weather conditions in 2023 compared to 2022. These decreases were
ALLETE 30 West Superior Street, Duluth, Minnesota 55802

partially offset by increased sales to industrial customers in 2023 and lower property tax expense in 2023. Our after-tax equity earnings in ATC were higher than 2022 reflecting period over period changes in ATC’s estimate of a refund liability related to the appeals court decision on MISO return on equity complaints in 2022.

ALLETE Clean Energy recorded 2023 net income of $71.7 million, compared to $16.3 million in 2022. Net income in 2023 reflects the gain recognized for the favorable arbitration award. Net income in 2023 also included the gain on sale of the Red Barn project in 2023 of $4.3 million after-tax. These increases were partially offset by historically low wind resources and availability at its wind energy facilities in 2023, as well as negative earnings impact from a forced network outage near its Caddo wind energy facility. Net income in 2022 included reserves for an anticipated loss on the sale of ALLETE Clean Energy’s Northern Wind project and earnings from the legacy Northern Wind facilities, which were decommissioned in April 2022 as part of the project.

Corporate and Other businesses, which include New Energy Equity, BNI Energy, ALLETE Properties and investments in renewable energy facilities, recorded net income of $28.2 million in 2023, compared to net income of $23.1 million in 2022. Net income in 2023 reflects higher earnings at New Energy Equity as a result of more renewable development projects closed during 2023 and the impact of purchase price accounting in 2022. Net income in 2023 also reflects earnings from Minnesota solar projects placed into service in the fourth quarter of 2022 and the second quarter of 2023, and a $3.8 million after-tax income tax expense for the consolidated tax impact related to the favorable arbitration award. Net income in 2022 included transaction costs of $2.7 million after-tax related to the acquisition of New Energy in April 2022.

Details of the Company’s 2024 earnings guidance were filed as part of today’s Form 8-K filing.

Live webcast on February 20, 2024; financial slides posted on company website.

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), February 20, 2024, at which time management will discuss 2023 financial results and 2024 earnings guidance. Interested parties may participate live by registering for the call at www.allete.com/earningscall or may listen to the live audio-only webcast, accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website investor.allete.com/events-presentations. The webcast will be accessible for one year at allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity headquartered in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2023 and 2022

	Quarter Ended		Year to Date
	2023	2022	2023	2022
Millions Except Per Share Amounts
Operating Revenue
Contracts with Customers – Utility	$319.2	$299.0	$1,238.3	$1,259.3
Contracts with Customers – Non-utility	82.3	125.5	636.4	303.8
Other – Non-utility	1.2	1.3	5.1	7.6
Total Operating Revenue	402.7	425.8	1,879.8	1,570.7
Operating Expenses
Fuel, Purchased Power and Gas – Utility	132.1	128.1	482.9	545.5
Transmission Services – Utility	21.9	19.2	88.2	76.7
Cost of Sales – Non-utility	36.8	85.9	473.5	182.8
Operating and Maintenance	91.1	80.8	345.3	318.9
Depreciation and Amortization	63.6	60.8	251.8	242.2
Taxes Other than Income Taxes	14.1	17.3	57.2	70.4
Total Operating Expenses	359.6	392.1	1,698.9	1,436.5
Operating Income	43.1	33.7	180.9	134.2
Other Income (Expense)
Interest Expense	(19.9)	(19.9)	(80.8)	(75.2)
Equity Earnings	5.6	5.6	21.7	18.7
Other	9.7	6.0	85.0	22.4
Total Other Income (Expense)	(4.6)	(8.3)	25.9	(34.1)
Income Before Non-Controlling Interest and Income Taxes	38.5	25.4	206.8	100.1
Income Tax Expense (Benefit)	7.5	(11.8)	27.9	(31.2)
Net Income	31.0	37.2	178.9	131.3
Net Loss Attributable to Non-Controlling Interest	(20.5)	(14.5)	(68.2)	(58.0)
Net Income Attributable to ALLETE	$51.5	$51.7	$247.1	$189.3
Average Shares of Common Stock
Basic	57.5	57.2	57.3	55.9
Diluted	57.6	57.2	57.4	56.0
Basic Earnings Per Share of Common Stock	$0.89	$0.90	$4.31	$3.38
Diluted Earnings Per Share of Common Stock	$0.89	$0.90	$4.30	$3.38
Dividends Per Share of Common Stock	$0.68	$0.65	$2.71	$2.60

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2023	2022		2023	2022
Assets			Liabilities and Equity
Cash and Cash Equivalents	$71.9	$36.4	Current Liabilities	$377.6	$716.2
Other Current Assets	396.2	681.6	Long-Term Debt	1,679.9	1,648.2
Property, Plant and Equipment – Net	5,013.4	5,004.0	Deferred Income Taxes	192.7	158.1
Regulatory Assets	425.4	441.0	Regulatory Liabilities	574.0	526.1
Equity Investments	331.2	322.7	Defined Benefit Pension & Other Postretirement Benefit Plans	160.8	179.7
Goodwill and Intangibles – Net	155.4	155.6	Other Non-Current Liabilities	264.3	269.0
Other Non-Current Assets	262.9	204.3	Redeemable Non-Controlling Interest	0.5	—
			Equity	3,406.6	3,348.3
Total Assets	$6,656.4	$6,845.6	Total Liabilities and Equity	$6,656.4	$6,845.6

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2023	2022	2023	2022
Millions
Regulated Operations	$34.8	$30.5	$147.2	$149.9
ALLETE Clean Energy	5.3	1.3	71.7	16.3
Corporate and Other	11.4	19.9	28.2	23.1
Net Income Attributable to ALLETE	$51.5	$51.7	$247.1	$189.3
Diluted Earnings Per Share	$0.89	$0.90	$4.30	$3.38

Statistical Data
Corporate
Common Stock
High	$62.16	$67.45	$66.69	$68.61
Low	$49.29	$47.77	$49.29	$47.77
Close	$61.16	$64.51	$61.16	$64.51
Book Value	$48.81	$47.03	$48.81	$47.03

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	277	297	1,089	1,148
Commercial	325	332	1,347	1,359
Industrial	1,866	1,698	7,044	6,745
Municipal	116	121	466	540
Total Retail and Municipal	2,584	2,448	9,946	9,792
Other Power Suppliers	811	605	2,819	3,149
Total Regulated Utility	3,395	3,053	12,765	12,941

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$38.7	$33.4	$150.3	$156.7
Commercial	42.0	42.7	177.5	178.5
Industrial	153.3	142.2	590.2	585.7
Municipal	8.2	8.3	33.4	40.2
Total Retail and Municipal	242.2	226.6	951.4	961.1
Other Power Suppliers	42.9	41.2	146.1	165.8
Other (Includes Water and Gas Revenue)	34.1	31.2	140.8	132.4
Total Regulated Utility Revenue	$319.2	$299.0	$1,238.3	$1,259.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802